Exhibit 99.1

FOR IMMEDIATE RELEASE

51job, Inc. Announces Share Repurchase Program

SHANGHAI, China, September 30, 2008 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced that at today’s 2008 Annual General Meeting of Members, the Board of Directors and shareholders of the Company approved a share repurchase program, effective immediately.

Under the program, the Company is authorized to repurchase up to US$25 million worth of outstanding American Depositary Shares (ADSs) from time to time depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. The share repurchase program will be funded with available working capital. As of June 30, 2008, the Company had approximately 28.3 million ADSs outstanding and cash and cash equivalents of approximately RMB1.041 billion, or US$151.7 million based on the noon buying rate in New York as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2008.

The Company also announced today that David K. Chao, Xiaoyue Chen, Hiroyuki Honda, Donald L. Lucas and Rick Yan were re-elected as directors of the Company at the 2008 Annual General Meeting of Members.

About 51job
51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 23 local editions of 51job Weekly.